

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 23, 2009

Mr. John Leper
Chief Executive Officer
Asia Global Holdings Corp.
601B Tower 1, Cheung Sha Wan Plaza
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **Re: Asia Global Holdings Corp.**
> **Item 4.02 Form 8-K**
> **Filed April 14, 2009**
> **Amendment No. 1 to Item 4.02 Form 8-K**
> **Filed July 23, 2009**
> **File No. 333-64804**

Dear Mr. Leper:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant